

May 21, 2025

Larry Jasinski
Chief Executive Officer
Lifeward Ltd.
200 Donald Lynch Blvd.
Marlborough, MA 01752

> **Re: Lifeward Ltd.**
> **Registration Statement on Form S-3**
> **Filed May 15, 2025**
> **File No. 333-287314**

Dear Larry Jasinski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jennifer Porter, Esq.